Exhibit 99.1

ChinaCache International Holdings Ltd. Announces
First Nine Months of 2018 Financial Results (Unaudited)

BEIJING — March 11, 2019 — ChinaCache International Holdings Ltd. (“ChinaCache” or the “Company”) (NASDAQ: CCIH), a leading total solutions provider of Internet content and application delivery services in China, today announced its unaudited condensed consolidated financial results as of and for the nine month period ended September 30, 2018.

First Nine Months of 2018 Financial Overview

•	Net revenues were RMB724.0 million (US$105.4 million), compared with RMB629.1 million for the first nine months of 2017.
•	Gross profit was RMB210.4 million (US$30.6 million), compared with a gross profit of RMB35.4 million for the first nine months of 2017.
•	Net income was RMB 28.9 million (US$4.2 million), compared with a net loss of RMB202.3 million for the first nine months of 2017.
•	Adjusted EBITDA (non-GAAP) was RMB53.6 million (US$7.8 million), compared with adjusted EBITDA (non-GAAP) loss of RMB166.8 million for the first nine months of 2017.

In the first nine months of 2018, our strategy focused on core CDN services and related business, which is the main driver of the Company’s revenue. We received sales orders from a major customer which led to an improvement in our revenue. In addition, we had an increase in gross margin, which was mainly attributable to growth in revenue and cost control measures and efficiency improvement as we began to use the public cloud server that is more cost-efficient. These measures led to continuous improvement in economies of scale and operational efficiency, further expanding our EBITDA margin. We also made progress in IDC services with multiple customers, such as Alibaba Group, China Minsheng Bank (CMBC) etc.

We disclosed the lawsuit against Beijing Federation of Supply and Marketing Cooperatives, or BFSMC, in the Company’s annual report for 2017 on Form 20-F filed on April 30, 2018. This lawsuit arose from the agreement with BFSMC to sell two buildings to a subsidiary of BFSMC by transferring the equity interest of our subsidiary Beijing Zhao Du. However, due to a disagreement on the standard delivery and acceptance of the buildings a lawsuit arose between BFSMC and us. There was no significant change in the status of this lawsuit as of September 30, 2018.

First Nine Months of 2018 Financial Results

Net revenues for the first nine months of 2018 were RMB724.0 million (US$105.4 million), a 15.1% increase from the first nine months of 2017. The increase in net revenues was primarily attributable to the increased sales orders from a major customer. The Company adopted Accounting Standards Codification (“ASC”) 606 Revenue from Contracts with Customers on January 1, 2018 using the cumulative effect method. The new standard does not have a significant impact on our recognition of revenue, therefore, the comparative information was not adjusted.

Cost of revenues for the first nine months of 2018 decreased by 13.5% to RMB513.5 million (US$74.8 million). The decrease in cost was mainly due to the cost saving in the purchase price of the bandwidth in CDN services. During the period, the Company directly cooperated with cloud providers to provide bandwidth instead of sourcing from the three major suppliers. In line with the increase of sales volume, the comprehensive reuse rate under the highest peak was increased significantly that resulted in further cost saving. With the decrease of the vacancy rate of IDC business cabinets, fixed cost allocation decreased, and unit cost decreased accordingly. Gross margin for the first nine months of 2018 was 29.1%, compared with 5.6% for the same period in 2017.

Non-GAAP gross margin, which excludes share-based compensation, was 29.2% for the first nine months of 2018, compared with 5.7% for the first nine months of 2017. The increase in Non-GAAP gross margin was mainly attributable to growth of sales scale and cost control measure and efficiency improvement.

Sales and marketing expenses for the first nine months of 2018 were RMB27.5 million (US$4.0 million), or 3.8% of net revenues, a 43.1% decrease from the first nine months of 2017. The decrease in sales and marketing expenses, was primarily attributable to the decrease in staff cost and cost control measures.

General and administrative expenses for the first nine months of 2018 were RMB91.4 million (US$13.3 million), or 12.6% of net revenues, a 5.8% decrease from the first nine months of 2017. This decrease was primarily attributable to a decrease in staff cost.

Research and development (R&D) expenses for the first nine months of 2018 were RMB52.0 million (US$7.6 million), or 7.2% of net revenues, a 22.7% decrease from the first nine months of 2017, which was primarily attributable to a decrease in staff cost.

Operating profit was RMB27.3 million (US$4.0 million) for the first nine months of 2018, compared with an operating loss of RMB201.3 million for the same period of 2017. Non-GAAP operating income, which excludes share-based compensation expenses and impairment of long lived assets, was RMB32.1 million (US$4.7 million) for the first nine months of 2018, compared to an operating loss of RMB192.7 million in first nine months of 2017. The Company had an increase in operating profit, which was mainly attributable to growth in revenue and cost control measures and efficiency improvement as we began to use the public cloud server that is more cost-efficient. These measures led to continuous improvement in economies of scale and operational efficiency, further expanding our EBITDA margin.

Income tax expense was RMB0.01 million for the first nine months of 2018, compared with income tax benefit of RMB9.5 million for the first nine months of 2017. In first nine months of 2017, income tax benefit of RMB9.5 million was generated from recognition of deferred tax assets for losses carried forward, for which a full valuation allowance was provided as of 31 December 2017, as it is more likely than not that the Company will not generate enough taxable profit in the foreseeable future to utilize these losses. The Company took the same position as of September 30, 2018.

Net profit was RMB28.9 million (US$4.2 million) for the first nine months of 2018, compared with a net loss of RMB202.3 million for the first nine months of 2017. Net profit per basic and diluted American Depositary Share (“ADS”) for the first nine months of 2018 was RMB1.11 (US$0.2) each. Each ADS represents 16 ordinary shares of the Company.

Adjusted EBITDA (non-GAAP), defined as EBITDA excluding share-based compensation expenses, foreign exchange gain (loss), and impairment of long-lived assets, was RMB53.6 million (US$7.8 million) for the first nine months of 2018. Adjusted EBITDA (non-GAAP) was a loss of RMB166.8 million for the first nine months of 2017.

Adjusted net income (non-GAAP), defined as net profit before share-based compensation expenses, foreign exchange gain (loss), and impairment of long-lived assets, was RMB30.4 million (US$4.4 million) for the first nine months of 2018, compared with adjusted net loss (non-GAAP) of RMB177.8 million for the first nine months of 2017. Non-GAAP net profit per basic and diluted ADS for the first nine months of 2018 was RMB1.14 (US$0.17) each.

Balance Sheet

As of September 30, 2018, the Company had cash and cash equivalents of RMB56.7 million (US$8.3 million), compared with RMB106.7 million as of December 31, 2017 . As of September 30, 2018, net long-term assets were RMB271.2 million (US$ 39.5 million), compared with net long-term assets of RMB322.0 million as of December 31, 2017. Total current assets were RMB1,133.0 million(USD$ 165.0 million), compared with current assets of RMB1,064.5 million as of December 31, 2017, current liabilities were RMB 1,882.7 million(USD$ 274.1 million), compared with current liabilities of RMB 1,887.4 million as of December 31, 2017. Consequently, net current liabilities were RMB749.7 million (US$109.2 million), compared with net current liability of RMB822.9 million as of December 31, 2017. The net current liability of RMB749.7 million as of September 30, 2018, raises substantial doubt about the Company’s ability to continue as a going concern. The Company has been implementing a comprehensive plan as described in Note 2 of the consolidated financial statements included in the Company’s annual report for 2017 on Form 20-F filed on April 30, 2018 to address this risk.

About ChinaCache International Holdings Ltd.

ChinaCache International Holdings Ltd. (Nasdaq: CCIH) is a major total solutions provider of Internet content and application delivery services in China. As a carrier-neutral service provider, ChinaCache’s network in China is interconnected with networks operated by all telecom carriers, major non-carriers and local Internet service providers. With more than a decade of experience in developing solutions tailored to China’s complex Internet infrastructure, ChinaCache is a partner of choice for businesses, government agencies and other enterprises to enhance the reliability and scalability of online services and applications and improve end-user experience. For more information on ChinaCache, please visit ir.chinacache.com.

Use of Non-GAAP Financial Measures

In evaluating its business, ChinaCache considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC as supplemental measures to review and assess its operating performance: non-GAAP gross profit, non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses, non-GAAP research and development expenses, non-GAAP operating income (loss), adjusted net income (loss) (non-GAAP), EBITDA and adjusted EBITDA (non-GAAP). The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP to GAAP Financial Measures” set forth at the end of this press release.

To present non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses and non-GAAP research and development expenses, the Company excludes share-based compensation expense.

To present non-GAAP gross profit (loss), the Company excludes share-based compensation expense.

To present non-GAAP operating income (loss), the Company excludes share-based compensation expense.

The Company defines adjusted net income (loss) as net income (loss) before share-based compensation expense and foreign exchange gain (loss).

The Company uses EBITDA to assist in reconciliation to adjusted EBITDA. The Company defines EBITDA as net income (loss) before interest expense, interest income, income tax expense and depreciation and amortization. The Company defines adjusted EBITDA as EBITDA before share-based compensation expense, foreign exchange gain (loss) and impairment of long lived assets that the Company does not consider reflective of its ongoing operations. The Company believes that the use of adjusted EBITDA facilitates investors’ use of operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in items such as capital structure (affecting relative interest expense and share-based compensation expense), the book amortization of intangibles (affecting relative amortization expense), the age and book value of facilities and equipment (affecting relative depreciation expense) and other non-cash expenses. The Company also presents adjusted EBITDA because it believes it is frequently used by securities analysts, investors and other interested parties as a measure of the financial performance of companies in its industry.

Those non-GAAP financial measures are not defined under U.S. GAAP and are not measures presented in accordance with U.S. GAAP. Those non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net income or other consolidated income statement data prepared in accordance with U.S. GAAP. Some of these limitations include, but are not limited to:

•	adjusted net income, EBITDA and adjusted EBITDA do not reflect the Company’s cash expenditures or future requirements for capital expenditures or contractual commitments;
•	they do not reflect changes in, or cash requirements for, the Company’s working capital needs;
•	they do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on the Company’s debt;
•	they do not reflect income taxes or the cash requirements for any tax payments;
•	Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and adjusted net income, EBITDA and adjusted EBITDA do not reflect any cash requirements for such replacements;
•	while share-based compensation is a component of cost of revenues and operating expenses, the impact on the Company’s financial statements compared to other companies can vary significantly due to such factors as assumed life of the options and assumed volatility of the Company’s ordinary shares; and
•	other companies may calculate adjusted net income, EBITDA and adjusted EBITDA differently than the Company does, limiting their usefulness as comparative measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.8680 to US$1.00, the noon buying rate in effect on September 30, 2018 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, quotations from management in this announcement as well as ChinaCache’s strategic and operational plans contain forward-looking statements. ChinaCache may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about ChinaCache’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: ChinaCache’s goals and strategies; ChinaCache’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, ChinaCache’s services; ChinaCache’s expectations regarding keeping and strengthening its relationships with customers; ChinaCache’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where ChinaCache provides solutions and services. Further information regarding these and other risks is included in ChinaCache’s reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and ChinaCache undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

Investor Relations Department

ChinaCache International Holdings

Tel: +86 (10) 6408-5686

Email: ir@chinacache.com